BSD Medical Corporation
2188 West 2200 South
Salt Lake City, Utah 84119
Telephone (801) 972-5555
Fax (801-972-5930

March 20, 2009

VIA EDGAR
Gary Todd United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	BSD Medical Corporation
Form 10-K for the fiscal year ended August 31, 2008
Filed November 14, 2008
Form 10-Q for the quarterly period ended November 30, 2008
File No. 001-32526

Dear Mr. Todd:

On behalf of BSD Medical Corporation (the “Company”), we hereby submit the Company’s responses to the staff’s (the “Staff’s”) comment letter of February 26, 2009 (the “Comment Letter”).  For ease of reference, we have included in bold each of the comments from the Comment Letter followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended August 31, 2008

Cover Page

Comment No. 1:
Your cover page indicates that you are an accelerated filer.  Tell us how you determined your status as an accelerated filer.  Include the calculation of the aggregate market value of the common stock held by non-affiliates as of the end of your second fiscal quarter in 2007.  Refer to Rule 12b-2 of the Exchange Act.

Response No. 1:
We determined our status as an accelerated filer at the end of our second fiscal quarter ended February 28, 2007 in accordance with Rule 12b-2 of the Exchange Act.  We calculated the aggregate market value of our common stock held by non-affiliates as of February 28, 2007, resulting in a value greater than $75 million.  Our calculation is as follows:

Number of common shares outstanding	21,047,086
Less shares held by affiliates	10,327,813

Number of common shares held by non-affiliates	10,719,273
Closing market price on February 28, 2007	$7.84

Aggregate market value held by non-affiliates	$84,039,100

Gary Todd
March 20, 2009

Item 1.  Business, page 3

Our Contributions to Cancer Therapy, page 5

Comment No. 2:
We note your disclosure on page 7 that “Obtaining FDA approval for the BSD-20000 would greatly contribute to our sales efforts by providing the additional technology required for the treatment of solid tumors located virtually anywhere in the body.”  In future filings, please update the status of the 2006 application made to the FDA regarding the BSD-2000 system.

Response No. 2:	In future filings, we will update the status of our FDA application for the BSD 2000.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 24

Comment No. 3:
We note that you received your total payout, including contingency payments from the sale of TherMatrx by the close of fiscal year 2006, but that you received an additional $202,223 in proceeds in April 2007.  Please clarify whether you are entitled to or currently expect any further payments or proceeds from the sale of TherMatrx.

Response No. 3:
The additional proceeds of $202,223 received from the sale of TherMatrx in April 2007 were received as the result of an audit at TherMatrx.  We are not currently entitled to or expect any further payments or proceeds from the sale of TherMatrx.  We will add this to our disclosures where applicable in future filings.

Results of Operations:  Comparison of Fiscal Years ended August 31, 2008 and 2007, page 26

Comment No. 4:
We see your disclosure that small changes in the number of systems sold can significantly impact reported revenues from period to period.  In future filings please provide disclosure about the actual trends in systems sales to better explain the impact of changes in the number and mix of systems sales on revenues.  For instance, to the extent important to an understanding of your revenues, you could disclose the average sale price of your systems and / or the number and mix of systems sales.  As well, to the extent known, please provide disclosure about the underlying reasons for increases and decreases in systems sales.

Response No. 4:
In future filings, we will provide additional disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations about the actual trends in systems sales to better explain the impact of changes in the number and mix of systems sales on revenues.  We anticipate that we will provide the number and mix of the systems that we sell for each period presented.  In addition, to the extent known, we will provide disclosure about the underlying reasons for increases and decreases in the number of systems sold.

Gary Todd
March 20, 2009

Liquidity and Capital Resources, page 29

Comment No. 5:
We see from footnote 3 to your financial statements for the fiscal year ended August 31, 2008 that your investments consisted primarily of a “managed portfolio of mutual funds.”  In your future filings, please clearly discuss the nature of the material components of those assets as necessary to provide your investors with sufficient information for a clear understanding of your balance sheet items and financial condition.  For example, identify the asset classes in which the mutual funds invest and what asset allocation strategy you intend to implement by holding these investments.  Also, if these investments are reasonably likely to affect your operating results or financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.  As appropriate, identify the percentage and nature of any investments where the return of principal is not guaranteed, indicate whether there are any limitations on your ability to redeem your investments, indicate what factors may affect the value of those investments, and disclose any material risks.  Also add any appropriate disclosure required by Item 305 of Regulation S-K.

Response No. 5:
In future filings, we will expand our disclosure in the Liquidity and Capital Resources sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the material components of our short-term investments.  This disclosure will include a more detailed description of the types of mutual funds and other investments within our investment portfolio, the investment classes in which the mutual funds invest, and what asset allocation strategy we intend to implement by holding these investments.  In addition, to the extent that we believe our investments are reasonably likely to affect our operating results or financial condition in a material way, we will expand our disclosure in applicable filings to provide our investors with information necessary for a clear understanding of the trend or uncertainty.  We will identify the percentage and nature of any investments where the return of principal is not guaranteed, indicate whether there are any limitations on our ability to redeem our investments, indicate those factors that we believe may affect the value of our investments, and disclose any material risks.  In addition, we will add any appropriate quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K.

Gary Todd
March 20, 2009

Item 8.  Financial Statements and Supplementary Data, page 34

Comment No. 6:
Given the proportion of BSD’s assets comprised of investment securities and the proportion of BSD’s income comprised of income from such investment securities, please explain why BSD should not be considered an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940.

Response No. 6:
The Company does not now, and has never held itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities.  In addition, the Company currently owns investment securities that comprise less than 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis, and the Company does not intend to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items).  Therefore, the Company respectfully submits that it should not be considered an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940.

Statements of Stockholders’ Equity, page F-7

Comment No. 7:
Please revise future filings to display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements.  Please refer to paragraphs 14 and 22 of SFAS 130.  Please also refer to Appendix B of the Statement.

Response No. 7:
We will revise our future filings to display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements.  We have included in our quarterly reports on Form 10-Q condensed statements of operations that display other comprehensive income or loss related to the unrealized gain or loss on our investments, arriving at total comprehensive income or loss for each period presented.  We will continue with this practice in our quarterly condensed financial statements.  In our annual reports on Form 10-K, we will revise our statements of stockholders’ equity to not only display a column for accumulated other comprehensive income or loss, but also to display total comprehensive income or loss on an annual basis.

Statement of Cash Flows, page F-8

Comment No. 8:	We see that you present cash flows from sales and purchases of available for sale securities on a net basis. Please tell us how net presentation complies with paragraph 18 of SFAS 115.

Gary Todd
March 20, 2009

Response No. 8:
We have historically presented cash flows from sales and purchases of available-for-sale investments on a net basis in our statement of cash flows because we have had few transactions that were not transfers between the various mutual funds in our investment portfolio.  In our fiscal year ended August 31, 2008, we did liquidate some of the investments, resulting in a realized loss on investments of $181,107.  This realized loss was disclosed in Note 3 to our financial statements in our Form 10-K for the year ended August 31, 2008, along with the gross proceeds of $4,668,760 attributed to the realized loss.  Therefore, we believe the required cash flow information regarding sales of our investments in fiscal year 2008 has been provided to the readers of our financial statements outside of our statement of cash flows.  In future filings, however, we will report gross cash flows from purchases, sales and maturities of our available-for-sale investments in our statements of cash flows in accordance with paragraph 18 of SFAS 115.

Note 1.  Organization and Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

Comment No. 9:
We see from page 8 that sales of your systems include the sale of applicators.  Please clarify in future filings how you account for sales of applicators, including whether the customer is required to purchase a minimum quantity of applicators and how this impacts your accounting.

Response No. 9:	We will clarify in our future filings how we account for sales of applicators, including clarification that our customers are not required to purchase a minimum quantity of applicators.

Note 3.  Investments, page F-14

Comment No. 10:
In future filings please add disclosure describing the nature of the mutual funds in which you have invested.  Please also expand to better comply with the disclosure guidance from paragraphs 19 and 21 of SFAS 115.  In that regard, please disclose how you determine the fair value of available for sale securities and disclose how you determine the cost of securities sold.  As applicable, please make disclosure about realized and unrealized gains and losses on a gross basis.

Response No. 10:
In future filings, we will add disclosure further describing the nature of the mutual funds in which we have invested and expand such disclosure to comply with the guidance from paragraphs 19 and 21 of SFAS 115.  We will disclose how we determined the fair value of our available-for-sale investments and how we determine the cost of securities sold.  As applicable, we will provide disclosure of realized and unrealized gains and losses on a gross basis.

Gary Todd
March 20, 2009

Comment No. 11:
You disclose that your available for sale securities are primarily mutual funds.  Tell us about and in future filings please describe the nature of the investments in other than mutual funds and quantify the carrying amount.  Unless insignificant, please ensure that you make all necessary disclosure under SFAS 115.

Response No. 11:
The other short-term interest bearing securities were comprised of interest-bearing money market funds held within our managed investment fund where income payments and other proceeds are temporarily placed pending reinvestment in mutual funds.  At August 31, 2008, these other short-term investments totaled $79,007.  These other short-term investments are carried at cost, which is the same as fair value.  In future filings we will expand our disclosure to include this information regarding any investments other than mutual funds.

Comment No. 12:
We see that you have significant unrealized losses on available for sale securities as of August and November 2008.  Tell us and in future filings disclose to investors the specific positive and negative factors you considered in concluding that there is no other than temporary impairment of available for sale securities as of those dates.  Please also provide the disclosures required by paragraph 17 of FASB Staff Position Nos. FAS 115-1 and FAS 124-1.

Response No. 12:
As of August 31, 2008 and 2007, the Company’s investments consisted primarily of a highly liquid, managed portfolio of mutual funds, and were all considered available-for-sale securities.  The mutual funds are comprised of two categories: corporate debt funds and equity income funds.

The following is disclosure required by paragraph 17 of FASB Staff Position Nos. 115-1 and FAS 124-1 for our short-term investments as of August 31, 2008:

The amortized cost, gross unrealized gains and losses, and fair value of our investments by major security type were as follows at August 31, 2008:

	Amortized	Gross Unrealized	Gross Unrealized	Fair
Type of Security	Cost	Gains	(Losses)	Value

Corporate debt funds	$11,518,134	$-	$(1,158,692)	$10,359,442

Equity income funds	5,031,467	-	(982,724)	4,048,743

Other short-term interest-bearing securities	79,007	-	-	79,007

Total	$16,628,608	$-	$(2,141,416)	$14,487,192

Gary Todd
March 20, 2009

The other short-term interest bearing securities were comprised of interest-bearing money market funds held within our managed investment fund where income payments and other proceeds are temporarily placed pending reinvestment in mutual funds.

Investments in an unrealized loss position at August 31, 2008, by duration of the period of the unrealized losses, are shown below:

	Less Than 12 Months		12 Months of More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Type of Security	Value	Losses	Value	Losses	Value	Losses

Corporate debt funds	$-	$-	$10,359,442	$(1,158,692)	$10,359,442	$(1,158,692)

Equity index funds	-	-	4,048,743	(982,724)	4,048,743	(982,724)

Total	$-	$-	$14,408,185	$(2,141,416)	$14,408,185	$(2,141,416)

We have adopted a formal policy requiring: an evaluation of potential investment impairment on a quarterly basis; a consistent application of a systematic and rational methodology; identification of the factors to be considered in completing the analysis; and documentation of the factors considered and the basis for the conclusions reached for each security evaluated.  In future filings, we will disclose our approach to assessing investment impairment.  In addition, we will provide more detailed disclosure of the nature of our investments, which we believe may be able to reduce investor concerns about unrecognized impairment.

At August 31, 2008 and November 30, 2008, we considered several factors in concluding that the unrealized loss on our investments was temporary.  These factors were evaluated both individually and collectively within the time frame of the respective quarterly reporting period, with the evaluation involving a high level of judgment.  The following factors, among others, were considered:

•	The length of time and extent to which our investments’ market value has been less than cost.
•
The level of income that we continue to receive from our mutual funds, noting that our dividends have not been reduced or eliminated, nor have any scheduled dividend payments from our mutual funds not been made.  For the years ended December 31, 2006 through 2008, we have averaged approximately $1.3 million in investment income.

•	The recommendation of our investment advisor, Wells Fargo Investments.

Gary Todd
March 20, 2009

•	For our corporate debt funds, our analysis and conclusion that the decline in value was not attributable to specific conditions in any one industry or geographic area.
•
For our corporate debt funds, our analysis and conclusion that the default rate within the individual funds continued to be low and that no significant concentrations of debt was scheduled to mature in the next two years.

Comment No. 13:
As a related matter, the evaluation of available for sale securities for other than temporary impairment may involve complex and subjective considerations.  Please provide critical accounting policy disclosure about the complexities and uncertainties involved in the evaluation, including disclosure about the susceptibility of the estimates to variability.  As you have disclosed that your investments are primarily in mutual funds, please make disclosure specific to the nature of your actual investments.

Response No. 13:
In future filings, we will add to our critical accounting policy disclosure a discussion of the complexities and uncertainties involved in the evaluation of available-for-sale securities for other than temporary impairment.  We will also make disclosure, as applicable, of the composition of our investments and provide information specific to the nature of our actual investments.

Item 9A.  Controls and Procedures, page 34

Management’s Report on Internal Control Over Financial Reporting, page 35

Comment No. 14:
We note management’s conclusion that internal control over financial reporting was “effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Your current qualification appears to incorporate concepts from the definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act.  If you elect to include, in your future filings, any qualifying language as to the effectiveness conclusion regarding your internal control over financial reporting, such language should be consistent with the definition of “internal control over financial reporting” set forth in Rule 13a-15(f) of the Exchange Act.  Alternatively, if true, your disclosure could simply indicate that your officers determined that your “internal control over financial reporting is effective” without any further qualifications or attempts to define the term.

Response No. 14:
Our management’s conclusion that internal control over financial reporting was “effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms” was not intended to communicate any qualifying language.  In future filings, we will ensure that management’s report on internal control over financial reporting does not contain any qualifying language, if that continues to be the case.  We will simply indicate that our officers determined that “our internal control over financial reporting is effective.”

Gary Todd
March 20, 2009

Item 11.  Executive Compensation, page 36

Comment No. 15:
We refer to your disclosure under the caption “Annual Incentive Bonuses” on page 13 of the definitive proxy statement that you have incorporated by reference into your Form 10-K.  We note that you awarded Mr. Turner and Mr. Mead an incentive bonus of 35% of annual salary “based upon an assessment of the progress of the company.”  We further note that these bonuses represent an almost 40% increase from the prior year’s bonuses awarded to these named executive officers.  In future filings, please expand your Compensation Discussion and Analysis to describe what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions.  Refer to Item 402(b)(2)(v) of Regulation S-K.  Please also provide discussion and analysis as to how the achievement of the corporate goals translated into the amounts of the bonuses that were awarded.

Response No. 15:
In future filings, we will expand our Compensation Discussion and Analysis to describe what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions.  We will also provide discussion and analysis as to how the achievement of the corporate goals translated into the amounts of the bonuses awarded to the extent applicable.

Comment No. 16:
We refer to your disclosure under the caption “Stock-Based Compensation” on page 14 of the definitive proxy statement that you have incorporated by reference into your Form 10-K.  We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined.  In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers.

Response No. 16:
In future filings, we will expand our Stock-Based Compensation disclosure, as applicable, to include substantive analysis and insight into how our Compensation Committee made its stock option grant determinations with respect to each named executive officer.  We will include disclosure of how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to our named executive officers.

Gary Todd
March 20, 2009

Item 15.  Exhibits, page 37

Comment No. 17:
We note your disclosure in your “Business” and “Management's Discussion and Analysis” sections discussing the agreement with Medizin-Technik GmbH, a distributor controlled by one of your directors, and that sales under this agreement represented more than half of your 2008 revenues.  In future filings, please file the distributorship agreement with Medizin-Technik GmbH as an exhibit.  Refer to Item 601(b)(10) of Regulation S-K.

Response No. 17:	In future filings, we will file the distributorship agreement with Medizin-Technik GmbH as an exhibit.

Form 10-Q for the quarterly period ended November 30, 2008

Financial Statements

Note 9.  Recent Accounting Pronouncements, page 10

Comment No. 18:
We reference your statement that you adopted SFAS 157 with no material impact on your financial statements.  We see that your balance sheet includes available for sale securities totaling $10 million as of November 30, 2008.  In your next Form 10-Q, please present the relevant disclosure under paragraph 32 of SFAS 157 or tell us why that disclosure is not required.  We also refer you to paragraph 39 of SFAS 157.

Response No. 18:	In our Form 10-Q for the quarter ended February 28, 2009, we will present the relevant disclosure required by paragraph 32 of SFAS 157.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations:  Comparison of three-month periods ended November 30, 2008 and 2007

Comment No. 19:
We see that you received FDS clearance to market the MicroThermX-100 thermal ablation system in the United States in September 2008.  In future filings please discuss any material impact of sales of the MicroThermX-100 system on revenue.

Response No. 19:	In future filings, we will discuss any material impact of sales of the MicroThermX-100 system on revenue.

Gary Todd
March 20, 2009

Acknowledgement

As requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 972-5555.

Sincerely,
/s/ Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer